FOR IMMEDIATE RELEASE	October 8, 2013

Micromem Technologies Inc.: Provides Oil Sector Update

Toronto, New York, October 8, 2013: Micromem Technologies Inc. (the “Company” and “Micromem”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to provide the following update on one of its market opportunities that has developed over the last 12 months. Since the inception of the work with our first International oil company, Micromem has been able to demonstrate a capability in the oil exploration and infrastructure sector that has garnered the attention of 4 of the world’s largest oil companies. Already under contract with 2 oil companies for 2 specific projects and negotiating with 2 other oil companies on 2 more projects, Micromem puts forward this summary to its shareholders:

The 2 projects under contract are currently at various stages of development. The International oil company has received the beta unit for evaluation, expected to be complete in October 2013. This milestone will close out the development phase and, if approved, will activate the sales portion of this project. This product, utilizing Micromem’s patented technology, is designed to detect tiny magnetic nano particles at concentrations below 1 ppb. These particles are injected into the wells to detect water breakthrough into the production oil stream.

The second contracted project is currently under development and recently announced positive results on stage 1. Once complete, this product is designed to help oil/gas companies better understand the condition of aging production wells. As per our recent announcement, the value of this project through roll out is $25 million for the first 200 units.

In addition, Micromem has submitted 2 proposals on 2 new projects which are currently being negotiated and anticipate being awarded these projects in 2013. These 2 projects are: 1) a product designed to accurately measure fracturing lines created in gas wells during the fracing phase of gas well enhancement. Under current technologies measurements of frac lines are to within 50 meters accuracy, utilizing Micromem’s approach, these frac lines can be measured to within centimeters. This will be accomplished by seeding the cement casing of the gas wells with Micromem sensors which will remain dormant in the cement until activated by a wireless signal. This project is cutting edge technology and could solve many problems encountered by the industry. 2) This same company is now working with Micromem on the specifications on a cement integrity device which will also require its oil wells to have sensors seeded into the cement casing but instead of measuring ground fractures it will measure cracks in the cement lining of oil wells and provide an early warning notice of damage or wear to this lining. The spin off opportunities of this development in the construction industry still needs to be assessed.

The third oil company has asked Micromem to propose the development of a device that can measure the amount of corrosion in a pipeline. The current issue is that pipelines are covered with insulation and as result the inspection of pipelines requires the time and labour intensive method of removing, inspecting and then reapplying the insulation. The objective is to build a device that will be able to measure this corrosion without the removal of the insulation. Micromem has already provided initial results to this company on a test sample of pipeline that was delivered to us in September 2013. The results proved that we can detect the corrosion and Micromem is now working with this company to develop the specifications and submit a proposal for their approval.

The fourth oil company has requested we submit a bid on the use of a device that will measure the level of contaminants in oil at the production phase. Micromem is planning on expanding our automotive oil sensor platform to incorporate a MEMS level device that is capable of measuring the metal wear constituents in lubricating oil. The Company already has experience in this field as we recently announced the prototype of a device to be utilized by a client in the automobile industry. Although the objective is the same, the execution is different and Micromem is confident that if awarded, we will be successful in the delivery of a prototype.

To put into perspective, these companies have combined annual sales approaching 1 Trillion US dollars and access to some of the world’s largest sensor developers and technology companies and they have selected Micromem to provide solutions to industry wide problems which is important as it demonstrates our ability to develop solutions using our proprietary technology, developed and owned by us. Micromem is demonstrating that it is able to be integrated in every aspect of the oil industry from oil recovery to delivery. This is indicative of the long term partnerships being developed with industry leaders which will give Micromem’s product global distribution. Given that there are more than 180,000 miles of liquid petroleum pipelines(1),over 535,000 oil wells(2) and 515,000(3) natural gas wells in the United States alone, there is ample room for growth in this sector.

(1) http://api.org/oil-and-natural-gas-overview/transporting-oil-and-natural-gas/pipeline/where-are-the-oil-pipelines
(2) http://www.worldoil.com/February-2012-US-oil-well-counts-rise-in-all-regions.html
(3) http://www.eia.gov/dnav/ng/ng_sum_lsum_a_EPG0_xdg_count_a.htm

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 154,981,077
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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